Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS TO REPORT SECOND QUARTER 2015 FINANCIAL RESULTS ON 27 AUGUST 2015

Oxford, UK, 24 August 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, will be reporting its second quarter financial results for the period ending 31 July 2015 on Thursday, 27 August 2015.

Summit will host a conference call the same day at 1:00pm BST / 8:00am EST. Conference call information will be included in the second quarter results press release and a replay of the call will also be available through the Company’s website, www.summitplc.com.

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About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk